U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

Tantech Holdings Ltd

c/o Zhejiang Tantech Bamboo Technology Co., Ltd

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On December 15, 2016, Zhejiang Tantech Bamboo Technology Co., Ltd., a China subsidiary of Tantech Holdings Ltd (the “Registrant”) entered into a Long Term Supply Agreement with Zhejiang Longquanzhixin Trading Co., Ltd., under which the Registrant agreed to advance approximately $9 million in order to secure three year supply of bamboo charcoal at a fixed price (the “Agreement”). A copy of the Agreement is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang Title: Chief Executive Officer

Dated: December 19, 2016

Exhibit Index

99.1.     Long Term Supply Agreement dated December 15, 2016